Exhibit 99.2

Nyxoah Nominates Raymond Cohen and Virginia Kirby for Appointment to Its Board of Directors

Mont-Saint-Guibert, Belgium – May 6, 2022, 7:00am CET / 1:00am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced the nomination of Raymond Cohen and Virginia Kirby for appointment to the Company’s Board of Directors, pending approval by the Company’s Annual Shareholders’ Meeting on June 8, 2022. Don Deyo and Jan Janssen will resign from the board effective June 8, 2022, keeping the total number of board members at eight. Mr. Deyo has served on Nyxoah’s board since 2016 and Mr. Janssen since 2018.

Mr. Cohen has served as Chief Executive Officer and board member of Axonics, Inc. (Nasdaq: AXNX) since co-founding the company in 2013. From 2010 to 2012, he served as CEO of Vessix Vascular, a venture capital-backed renal denervation company that was acquired by Boston Scientific in November 2012. Previously, Mr. Cohen spent nearly a decade as Chairman and CEO of Nasdaq-listed Cardiac Science Inc., which was ranked as the fourth fastest growing company in the U.S. in 2004. Currently, Mr. Cohen serves as the Chairman of the board of directors at BioVentrix Inc., a privately-held transcatheter ventricular restoration company.

Ms. Kirby has extensive clinical, regulatory, and reimbursement leadership experience across a wide range of products in the medical device industry, including implantable devices to treat sleep disorder. In her present role as an Executive-in-Residence at the Discovery Launchpad at the University of Minnesota’s Office of Technology Commercialization, Ms. Kirby provides coaching and mentoring to medical device startups with a focus on FDA regulatory and clinical research requirements, as well as commercialization strategy. She previously served as Senior Vice President of Clinical and Regulatory Affairs for Huinno, Inc., Vice President of Clinical and Regulatory Affairs at Apnex Medical, Inc., and Vice President of Clinical Affairs and Reimbursement at both EnteroMedics, Inc., and at ev3, Inc. She also held various roles of increasing seniority at Medtronic, Inc. (NYSE: MDT), and at 3M Company (NYSE: MMM).

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and US commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Contacts:

Nyxoah

Loic Moreau, Chief Financial Officer

corporate@nyxoah.com

+32 473 33 19 80

Jeremy Feffer, VP IR and Corporate Communications

jeremy.feffer@nyxoah.com

+1 917 749 1494